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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated May 2, 2002 announcing SONERA GATEWAY LTD AND NORDEA RAHOITUS SUOMI OY CONCLUDE A COOPERATION AGREEMENT AND A TRADE AGREEMENT ON FINANCING BUSINESS.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

        1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

April 2, 2002, at 10 am.

SONERA GATEWAY LTD AND NORDEA RAHOITUS SUOMI OY CONCLUDE A COOPERATION AGREEMENT AND A TRADE AGREEMENT ON FINANCING BUSINESS

        Sonera Corporation sells Sonera Gateway Ltd's (Sonera 100%) financing business to Nordea Rahoitus Suomi Oy.

        The deal and agreement do not include Sonera(R)Gateway, the electronic purchase service system developed by Sonera Gateway Ltd. The system will continue to be developed further, utilizing the cooperation now generated.

        Leasing property worth about EUR 115 million and the related lease agreements will transfer to Nordea Rahoitus Suomi Oy in the deal.

        The closing of the transaction is subject to the approval of the competition authorities. The sale is expected to be completed by the end of the second quarter of 2002. Sonera will use the proceeds from the deal to strengthen its financial position.

        With the deal, 15 Sonera Gateway Ltd employees transfer to the employ of Nordea Rahoitus Suomi Oy, retaining seniority.

        The deal will not affect the service provided to Sonera Gateway Ltd's financial customers. "The cooperation with Nordea Rahoitus Suomi Oy is a great opportunity to Sonera. For example, it will facilitate developing financing services for our internationally operating customer companies in the future", says Timo Paju, Managing Director of Sonera Gateway Ltd.

        Sonera Gateway Ltd was founded on July 1, 1996 as PT Credit to support Sonera's business by vendor financing. The customers have included both large companies and SMEs. In addition to vendor financing, Sonera Gateway Ltd has focused on developing Sonera (R)Gateway, an electronic transaction service. In 2001, Sonera Gateway Ltd's revenues amounted to EUR 58.8 million.

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

        Nordea (NDAF, NDAS, NDAE) is the leading financial services group in the Nordic and Baltic Sea region and operates through four business areas: Retail Banking, Corporate and Institutional Banking, Asset Management & Life, and General Insurance. The Nordea Group has nearly 11 million customers, 1,245 bank branches and 125 insurance service centrea in 22 countries. The Nordea Group is a world leader in Internet Banking, with almost 3 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President
Corporate Communications and IR

Further information at Sonera:
Esko Rytkönen, Senior Vice President, Corporate Finance
Tel. +358 2040 58632
Email: esko.rytkonen@sonera.com

Further information at Sonera Gateway Ltd:
Timo Paju, Managing Director, Sonera Gateway Ltd
Tel. +358 2040 66883
Email: timo.paju@sonera.com

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SIGNATURES
SONERA CORPORATION STOCK EXCHANGE RELEASE April 2, 2002, at 10 am. SONERA GATEWAY LTD AND NORDEA RAHOITUS SUOMI OY CONCLUDE A COOPERATION AGREEMENT AND A TRADE AGREEMENT ON FINANCING BUSINESS